

April 11, 2023

Joseph G. Taylor
Chief Financial Officer
Brinker International, Inc.
3000 Olympus Blvd
Dallas, Texas 75019

Re: Brinker International, Inc.
Form 10-K for the Year Ended June 29, 2022
Filed August 26, 2022
Form 8-K Furnished February 1, 2023
File No. 001-10275

Dear Joseph G. Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished February 1, 2023

Exhibit 99.1
Non-GAAP Information and Reconciliations, page 9

1. We note you have included the non-GAAP measures "Net income, excluding special items - Non-GAAP" and "Adjusted EBITDA, non-GAAP," and that both of these include the line item "Other (gains) and charges." Further, we note the inventory of this line item in footnote (2) on page 7 appears to include several items related to ongoing normal operations settled in cash. Please support the inclusion of each line item included in Other (gains) and charges as reconciling items to your non-GAAP measures. Refer to the guidance in Question 100.01 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Reconciliation of Adjusted EBITDA, page 11</u>

2.   We note you reconcile "Adjusted EBITDA, non-GAAP" to operating income. Please tell us your consideration of Question 103.02 of the staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures in determining the most directly comparable GAAP financial measure. If you determine Net Income to be the most directly comparable financial measure, please revise to include Net Income with equal or greater prominence to the presentation of your "Adjusted EBITDA, non-GAAP" measure.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Amy Geddes 202-551-3304 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services